FIRST HORIZON ADVISORS, INC.
(A Wholly Owned Subsidiary of First Horizon Bank)

Financial Statements and Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

These financial statements and schedule should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5.

A statement of financial condition bound separately has been filed with the Securities and Exchange Commission simultaneously herewith as a public document.







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UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35061

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Horizon Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

165 Madison Avenue, 14th floor
(No. and Street)

Memphis	TN	38103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carol Smith (901) 818-6168
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

6070 Poplar Avenue, Suite 450	Memphis	TN	38117
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mims Clayton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Horizon Advisors, Inc., as of January 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH NORED STATE OF TENNESSEE NOTARY PUBLIC SHELBY COUNTY

Mims Clayton
Signature

President
Title

Notary Public My expirations is 05/01/2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KPMG LLP
Triad Centre III
Suite 450
6070 Poplar Avenue
Memphis, TN 38119-3901

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
First Horizon Advisors, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Horizon Advisors, Inc.
(the Company) as of December 31, 2019, the related statements of income, comprehensive income, changes
in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial
statements). In our opinion, the financial statements present fairly, in all material respects, the financial position
of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then
ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit. We are a public accounting firm
registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to
be independent with respect to the Company in accordance with the U.S. federal securities laws and the
applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statements are free of
material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the
risks of material misstatement of the financial statements, whether due to error or fraud, and performing
procedures that respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures
performed in conjunction with the audit of the Company's financial statements. The supplemental information is
the responsibility of the Company's management. Our audit procedures included determining whether the
supplemental information reconciles to the financial statements or the underlying accounting and other records,
as applicable, and performing procedures to test the completeness and accuracy of the information presented
in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether
the supplemental information, including its form and content, is presented in conformity with 17 C.F.R.
§ 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in
all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2002.

Memphis, Tennessee
February 27, 2020

FIRST HORIZON ADVISORS, INC.

(A Wholly Owned Subsidiary of First Horizon Bank)

Statement of Financial Condition

December 31, 2019

Assets

Cash and cash equivalents:		
Cash and money market funds	$	21,844,393
Securities purchased under agreement to resell		
with First Horizon Bank		11,844,348
Receivables from brokers		366,609
Furniture, equipment and leases, net		4,920,025
Prepaid expenses and other assets		4,932,694
Deferred tax assets, net		6,059
Total assets	$	43,914,128

Liabilities and Shareholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	5,001,501
Lease liabilities, operating		3,242,398
Due to First Horizon Bank, net		935,738
Total liabilities		9,179,637
Shareholder's equity:		
Common stock, $12.50 par value – authorized, issued, and outstanding 2,000 shares		25,000
Additional paid-in capital		3,784,535
Retained earnings		38,786,463
Accumulated other comprehensive loss, net		(7,861,507)
Total shareholder's equity		34,734,491
Total liabilities and shareholder's equity	$	43,914,128

See accompanying notes to financial statements.

FIRST HORIZON ADVISORS, INC.
(A Wholly Owned Subsidiary of First Horizon Bank)
Statement of Income
Year ended December 31, 2019

Revenues:		
Management advisory fees (a)	$	26,346,491
Brokerage and annuity commissions (a)		14,006,234
Mutual fund commissions (a)		999,594
Mutual fund distribution fees (a)		3,276,554
Principal transactions		4,767,582
Annuity trail fees (a)		6,998,371
Other income		4,849,263
Interest income		80,735
Total revenues		61,324,824
Expenses:		
Compensation and benefits		37,640,690
Clearing expenses		2,691,623
Telephone and postage		641,800
Professional fees		1,389,942
Electronic data services		1,328,996
Travel and entertainment		364,688
Depreciation and amortization		347,827
Occupancy		1,115,461
Other losses		125,275
Other operating expenses		1,916,075
Total expenses		47,562,377
Income before income taxes		13,762,447
Income tax expense		3,343,063
Net income	$	10,419,384

See accompanying notes to financial statements.

(a) Revenue from contracts with customers in scope of ASC 606

FIRST HORIZON ADVISORS, INC.

(A Wholly Owned Subsidiary of First Horizon Bank)

Statement of Comprehensive Income

Year ended December 31, 2019

Net income	$	10,419,384
Other comprehensive income, net of tax		
Recognized pension and other employee benefit plans		
included in net periodic benefit (net of taxes of $401,841)		1,224,189
Comprehensive income	$	11,643,573

See accompanying notes to financial statements.

FIRST HORIZON ADVISORS, INC.

(A Wholly Owned Subsidiary of First Horizon Bank)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2019

	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss, net	Total
	Shares	Amount				
Balance, December 31, 2018	2,000	$ 25,000	3,784,535	40,403,118	(9,085,696) $	35,126,957
Adoption ASU 2016-02				(36,039)		(36,039)
Beginning balance, as adjusted		25,000	3,784,535	40,367,079	(9,085,696)	35,090,918
Net income				10,419,384		10,419,384
Dividend paid to First Horizon Bank				(12,000,000)		(12,000,000)
Recognized pension and other employee benefit plans included in net periodic benefit, (net of taxes of $401,841)			-	-	1,224,189	1,224,189
Balance, December 31, 2019	2,000	25,000	3,784,535	38,786,463	(7,861,507) $	34,734,491

See accompanying notes to financial statements.

FIRST HORIZON ADVISORS, INC.
(A Wholly Owned Subsidiary of First Horizon Bank)

Statement of Cash Flows

Year ended December 31, 2019

Cash flows from operating activities:		
Net income	$	10,419,384
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		460,002
Deferred tax expense		(268,900)
Pension benefit		19,319
Changes in:		
Securities purchase under agreement to resell with First Horizon Bank		1,211,966
Receivables from brokers		(60,529)
Prepaid expenses and other assets		(324,688)
Accounts payable and accrued expenses		437,054
Due to First Horizon Bank, net		923,607
Net cash provided by operating activities		12,817,215
Cash flows from investing activities:		
Purchases of furniture, equipment, and leasehold improvements		(373,055)
Net cash used in investing activities		(373,055)
Cash flows from financing activities:		
Dividends paid to First Horizon Bank		(12,000,000)
Net cash used in financing activities		(12,000,000)
Increase in cash and cash equivalents during the year		444,160
Cash and cash equivalents, beginning of year		21,400,233
Cash and cash equivalents, end of year	$	21,844,393
Supplemental disclosures		
Total taxes paid to parent and taxing authorities	$	2,516,530

See accompanying notes to financial statements.

FIRST HORIZON ADVISORS, INC.
(A Wholly Owned Subsidiary of First Horizon Bank)
Notes to Financial Statements
December 31, 2019

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

First Horizon Advisors, Inc. (the Company), a wholly owned subsidiary of First Horizon Bank, was formed for the purpose of providing securities brokerage services to First Horizon Bank customers. Its ultimate parent company is First Horizon National Corporation (FHN). The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company clears customer transactions through National Financial Services Limited Liability Corporation (NFS) on a fully disclosed basis. The Company has agreed to indemnify NFS for any losses related to the Company's customer accounts. First Horizon Bank has guaranteed the Company's performance of its obligations to NFS. The Company does not hold securities or custody assets for customers.

(b) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements. These estimates and assumptions are based on management's best judgments and are adjusted when facts and circumstances dictate. The Company bases its estimates on historical experience, the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash and Cash Equivalents

The Company considers cash on hand and in demand accounts and highly liquid investments, including money market mutual funds, to be cash equivalents with original maturities of three months or less.

(d) Securities Purchased under Agreements to Resell with First Horizon Bank

Transactions involving purchases of securities under agreements to resell are accounted for as collateralized borrowings. It is the policy of the Company to obtain possession of U.S. government agency securities with a fair value equal to or in excess of the principal amount loaned under resell agreements. Collateral is valued daily and the Company may require First Horizon Bank to deposit additional collateral or return collateral pledged when appropriate.

(e) Furniture, Equipment, and Leases, net

Furniture, equipment and leases consist of office furniture and fixtures, computer and other electronic data processing equipment, leasehold improvements, and right of use lease assets that convey the right to control the use of identified property or equipment for a period of time. Depreciation expense for furniture, fixtures, and computer equipment is computed over estimated useful lives of three to ten years using the straight-line method. Leasehold improvements are amortized using the straight-line method over the lease periods or estimated useful lives, whichever is shorter.

(f) Deferred Income Taxes

Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance

8

is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax assets.

(g) **Securities Transactions and Revenue Recognition**

Securities transactions are recorded on a trade-date basis, as if they had settled, with net realized and unrealized gains (losses) recorded in principal transactions revenue in the statement of income. Principal transactions include $3,640,857 of revenue related to the sale of market-linked certificates of deposit and structured notes.

Revenue from contracts with customers is recognized when, or as, the Company satisfies our performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of our influence, such as market volatility or the judgment and actions of third parties.

The Company earns management advisory fees by providing ongoing advisory and investment management services to clients. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. These fee revenues are computed as either a percentage of the assets in the client account, or a flat periodic fee charged and recognized in the period which they are earned.

The Company provides brokerage services to customers for securities transactions including purchases and sales of equity and fixed income securities, mutual funds, and fixed and variable annuities. Commission revenues and clearing expenses related to customer securities transactions for equity and fixed income securities and mutual funds are recorded on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Commission revenues are recorded at the amount charged to the customer, which in certain cases may include varying discounts. Commission revenues related to sales of annuities are recorded at a point in time, offset by a contract liability of $345,531 as of December 31, 2019, for contractually required rescission.

In addition to upfront sales commissions, the Company receives certain sales fees, or distribution fees, from variable annuity carriers and mutual fund companies. These mutual fund fees are paid pursuant to Rule 12b-1 of the Investment Company Act of 1940 to compensate the Company, as a registered distributor of the mutual funds' shares, for assisting the funds in selling and distributing the shares. Fees, such as annuity trail fees and 12b-1 mutual fund distribution fees, are paid on the asset balance and recognized in the period in which they

are earned. As the uncertainty is dependent on the asset balances of the mutual fund shares and annuity balances at future points in time as well as the length of time the investor remains in the fund or annuity product, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly.

Components of other income include $1,658,704 of reimbursements from First Horizon Bank for commission expense incurred by the Company in connection with the sale of certain First Horizon Bank products, $679,412 of revenue from corporate retirement plan advisory services which are revenues from contract with customers, $1,044,491 of unit investment trust income, $620,072 of miscellaneous other income, and $472,082 of IRA custody fees received from NFS. In addition, other income includes $374,502 for dividends on the Company's money market funds recorded in cash and cash equivalents in the statement of financial condition.

The Company does not disclose information about remaining performance obligations pertaining to contracts that have an original expected duration of one year or less. There are no unsatisfied or partially unsatisfied performance obligations with an original expected duration exceeding one year at December 31, 2019.

The timing of revenue recognition may differ from the timing of payment by customers. The Company records a receivable when revenue is recognized prior to payment and the Company has an unconditional right to payment. The Company had receivables related to revenues from contracts with customers of $342,319 at December 31, 2019. The Company had no significant impairments related to these receivables as of and during the year ended December 31, 2019.

(h) Fair Value

The Company's financial instruments are either carried at fair value or amounts considered to approximate fair value due to their short-term nature. The Company follows the guidance set forth in ASC 820, *Fair Value Measurements and Disclosures*, including all amendments and updates, to determine the fair value of financial instruments.

(i) Share-Based Payments

ASC 718, *Share-Based Payments*, requires recognition of expense over the requisite service period for awards of share-based compensation to employees. Share-based awards of FHN stock with grant date achievement criteria are expensed over the period from the start of the performance period through the end of the service vesting term. The grant-date fair value of an award is used to measure the compensation expense to be recognized over the life of the award if payment is to be made in shares. In 2019, expenses related to share-based payment awards was $479,566, which is included in compensation and benefits in the statement of income. Such expense is related to restricted stock units which will be paid in cash and therefore require remeasurement each reporting period through settlement based on FHN share price.

FIRST HORIZON ADVISORS, INC.
(A Wholly Owned Subsidiary of First Horizon Bank)
Notes to Financial Statements
December 31, 2019

(j)   Adoption of Accounting Updates

Accounting Standards Update (ASU) 2016-02, *Leases*, requires lessees to recognize leases in the statement of financial condition with lease liabilities and corresponding lease right of use (ROU) assets based on the present value of lease payments. ASU 2018-11, *Leases - Targeted Improvements*, provides an election for a cumulative effect adjustment to retained earnings upon initial adoption of ASU 2016-02. The Company adopted ASU 2016-02 and ASU 2018-11 on January 1, 2019. The Company utilized the cumulative effect transition method, which resulted in the recognition of lease ROU assets of $2,719,860 and lease liabilities of $2,683,821. The impact on retained earnings was insignificant. Upon adoption, the Company utilized the lease classification practical expedients and the short-term lease exemption. The Company also elected to determine the discount rate on leases as of the effective date and elected to use hindsight in determining remaining lease terms upon adoption. The Company's discount rate reflects a fully-collateralized rate matching the estimated lease term. All of the Company's lessee arrangements are classified as operating leases.

(k)   Subsequent Events

In connection with the preparation of the financial statements and in accordance with ASC 855, *Subsequent Events*, the Company has evaluated subsequent events through February 27, 2020, which was the date the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

(2)   Securities purchased to resell under agreement with First Horizon Bank

The Company enters into purchases of securities under agreements to resell and securities borrowed transactions, which are reflected as assets on the statement of financial condition. The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities purchased under agreements to resell and securities borrowed transactions. At December 31, 2019, securities with a fair value totaling $11,844,348 were purchased under agreements to resell. The collateral received from First Horizon Bank, is used by the Company to secure overnight cash sweeps from its Business Investment Account. The Business Investment Account is used to facilitate transactions and hold operating funds of the Company. This financial instrument exposes the Company to limited credit risk, matures in August 2020, and carries interest rates that approximate market rates.

(3)   Receivables from Brokers

The receivables from brokers consist of receivables from the Company's clearing organization, NFS. The amount of receivables due from NFS at December 31, 2019 is $366,609.

(4)   Furniture, Equipment, and Leases, net

Furniture, equipment and leases, net at December 31, 2019 consist of the following:

Furniture	$	1,450,353
Equipment		40,449
Leasehold improvements		2,367,393
Furniture, equipment, and leasehold improvements, at cost		3,858,195
Accumulated depreciation and amortization		(1,873,522)
Furniture, equipment, and leasehold improvements, net	$	1,984,673

The Company has operating leases for branch locations, corporate offices and certain equipment.

As of December 31, 2019, lease ROU assets and lease liabilities were $2,935,352 and $3,242,398 respectively, with a weighted average remaining lease term of 14.2 years and discount rate of 3.6% as of December 31, 2019. Lease assets are recognized in furniture, equipment, and leases, net and lease liabilities are recognized in lease liabilities in the statement of financial condition. Operating lease costs for the year ended December 31, 2019 were $343,037. Since substantially all of its leasing arrangements relate to real estate, the Company records lease expense within occupancy expense in the statement of income.

During the year ended December 31, 2019, the Company entered into a new lease resulting in an increase of $785,155 in ROU assets and lease liabilities in the statement of financial condition. In addition, the Company paid $346,820 for amounts included in the measurement of lease liabilities, which is reflected in cash flows from operating activities.

The following table provides a detail of the maturities of the Company's lease liabilities as of December 31, 2019:

2020	$	361,175
2021		365,270
2022		354,845
2023		315,284
2024		319,716
2025 and after		2,444,775
	$	4,161,065
Less lease liability interest		(918,665)
	$	3,242,398

Software assets are included within prepaid expenses and other assets in the statement of financial condition. Total software assets at December 31, 2019, were $1,603,263 and are amortized using a straight-line method over five years. Total amortization was $112,175 in 2019, which is recorded in electronic data services in the statement of income.

FIRST HORIZON ADVISORS, INC.
(A Wholly Owned Subsidiary of First Horizon Bank)
Notes to Financial Statements
December 31, 2019

(5) Income Taxes

The Company is included in the consolidated tax return of FHN. The provision for income taxes is calculated by using a "separate return" method. Under this method, the Company provides for taxes as if a separate return is filed with the tax authority, thereby reporting taxable income or loss and paying the applicable tax to or receiving the appropriate refund from FHN pursuant to a tax-sharing agreement. The current provision is the amount of tax payable or refundable on the basis of a hypothetical current-year separate return. The Company provides for deferred taxes on temporary differences and on any carryforwards that could be claimed on a hypothetical return and assesses the need for a valuation allowance on the basis of the projected separate return results.

The 2019 total tax expense of $3,343,063 consists of $3,012,632 of current federal tax expense, $599,331 of current state tax expense, and deferred federal tax benefit of $209,292 and deferred state tax benefit of $59,608. As of December 31, 2019, $1,002,315 was due to First Horizon Bank for current income taxes and is a component of Due to First Horizon Bank, net in the statement of financial condition.

The Company's income tax expense differs from the amounts computed by applying the Federal income tax statutory rate of 21% to income before income taxes. A reconciliation of the differences for the year ended December 31, 2019 is as follows:

Income tax expense at statutory rate	$	2,890,114
State tax expense, net of federal tax effect		426,338
Other items		26,611
Income tax expense	$	3,343,063

The components of deferred income taxes in the statement of financial condition at December 31, 2019 are as follows:

Deferred tax assets:		
Deferred tax on minimum pension liability	$	2,566,992
Lease liability		797,452
Employee benefits		718,835
Accrued expenses		191,865
Gross deferred tax assets		4,275,144
Deferred tax liabilities:		
Prepaid pension expense		3,179,696
ROU lease asset		721,935
Fixed assets		198,315
Other		169,139
Gross deferred tax liabilities		4,269,085
Net deferred tax assets	$	6,059

Management has concluded that the realization of the deferred tax assets is more likely than not as a result of the Company's expected ability to generate sufficient taxable income in future periods to utilize the benefit of the deferred tax assets. Accordingly, there was no valuation allowance as of December 31, 2019.

ASC 740, *Income Taxes*, defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. ASC 740 also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in the interim periods. As of December 31, 2019, the Company had no unrecognized tax benefits related to federal or state income tax matters. The Company accounts for interest and penalties, if any, as a component of income tax expense. The Company is no longer subject to federal or state and local tax examinations by tax authorities for years before 2013.

(6) **Fair Value of Assets and Liabilities**

In accordance with ASC 820, the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which such assets and liabilities are traded and the reliability of the inputs used to determine fair value. This hierarchy requires the Company to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value.

Each fair value measurement is placed into the proper level based on the lowest level of significant input. The levels are:

- Level 1 – Valuation is based upon quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which significant assumptions are observable in the market.

- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. The best evidence of fair value is a quoted price in an active market. If listed prices or quotations are not available, fair value is determined by reference to prices for similar instruments, quoted prices or recent transactions in less active markets, or internally developed prices that primarily use as inputs market-based or independently sourced parameters, including, but not limited to, interest rates, volatilities, debt prices, credit curves and funding rates.

The Company did not have any instruments for which the fair value of assets and liabilities are measured on a recurring basis as of December 31, 2019.

Level Changes in Fair Value Measurements

For the year ended December 31, 2019, there were no transfers between levels.

Other Fair Value Disclosures

The following represent financial instruments in which the ending balance at December 31, 2019 is not carried at fair value on the statement of financial condition. If the following instruments were categorized using the above fair value hierarchy, these items would be considered level 2 for purposes of ASC 820.

Short-term Financial Instruments: The carrying value of short-term financial instruments, including cash equivalents, money market funds, and securities purchased under agreements to resell are recorded at amounts that approximate the fair value of these instruments. These financial instruments generally expose the Company to limited credit risk and have short-term maturities and carry interest rates that approximate market rates.

Receivables and Other Assets: Receivables from brokers and certain other assets are recorded at amounts that approximate fair value due to their short-term expected maturities.

Payables: Accounts payable and accrued expenses, due to First Horizon Bank, and certain other liabilities are recorded at amounts that approximate fair value due to their short-term expected maturities.

(7) Transactions with Related Parties

First Horizon Bank provides the Company certain accounting, administrative, audit, and legal functions at no charge. During 2019, First Horizon Bank provided certain financial planning and advisory services to the Company's customers at no charge. These customers are also customers of First Horizon Bank. Additionally, the Company provides investment management services to the trust division of First Horizon Bank and revenues for such services were $2,653,852 for the year ended December 31, 2019 and are included in management advisory fees in the statement of income.

The Company's cash and cash equivalents, including money market mutual funds, securities purchased under agreements to resell, and noninterest-bearing checking accounts, are held with or managed by First Horizon Bank and its affiliates. Interest income earned during 2019 related to these investments was approximately $73,541, which is included in interest income in the statement of income. The Company uses office space of First Horizon Bank, for which the Company paid $630,858 in expense during 2019, which is included in occupancy in the statement of income. Also, during 2019, the Company paid $97,548 to First Horizon Bank for telephone and related charges, which are included in telephone and postage in the statement of income.

Certain employees of the Company participate in certain benefit programs sponsored by First Horizon Bank and FHN, including a defined benefit pension plan, a contributory savings plan, and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The total allocated cost of these benefit programs was $3,019,780 in 2019. These amounts are included in compensation and benefits in the statement of income and the Company reimburses First Horizon Bank and FHN for the expenses. As of the year ended December 31, 2019 the Company recognized a net change of $1,224,190 in the funded status of the defined benefit pensions and post retirements medical plans in the statement of comprehensive income. The actuarial and plan assets information pertaining to the employees of the Company is consolidated in the FHN pension and postretirement calculations and is therefore not separately available.

First Horizon Bank reimburses the Company for commission expense incurred by the Company in connection with the sale of certain First Horizon Bank products. Reimbursements received by the Company during the period ended December 31, 2019, were $1,658,704 and are recorded as other income in the statement of income. Similarly, the Company reimburses First Horizon Bank for commission expenses incurred by First Horizon Bank in connection

with the sale of the Company's products. Reimbursements paid during the period ended December 31, 2019, were $152,813 and are recorded as a reduction to compensation and benefits in the statement of income.

As of December 31, 2019, the Company had a net payable balance of $935,738 due to First Horizon Bank as a result of various nontrade related transactions. There are no specific payment terms related to this payable and all related-party transactions are settled periodically throughout the year.

(8) Net Capital Requirements

The Company is subject to Uniform Net Capital Requirements pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934. Under this rule, minimum net capital may not be less than the greater of $250,000 or 6⅔% of aggregate indebtedness. At December 31, 2019, the Company's net capital, as defined, was $12,577,675, which was $11,965,699 greater than its required net capital of $611,976.

(9) Exemptive Provision Under Rule 15c3-3

The Company clears all customer transactions through NFS on a fully disclosed basis and does not maintain customer accounts or securities. Therefore, the Company is exempt from filing the supplemental schedules of "Information Relating to Possession or Control Requirements" and "Computation of Determination of Reserve Requirements."

(10) Changes in Liabilities Subordinated to the Claims of General Creditors

During the year ended December 31, 2019, there were no liabilities subordinated to the claims of general creditors.

(11) Commitments and Contingencies

The Company, in the ordinary course of operations, is subject to various pending or threatened legal actions. Management believes that any ultimate liability arising from existing actions will not have a material adverse effect on the financial statements of the Company.

As discussed in Note 1, the Company has agreed to indemnify NFS for any losses related to the Company's customer accounts. During 2019, no fees or charges were incurred for this indemnification. The total amount of any obligation under such agreements is dependent upon the magnitude of the customer trades or errors resulting in loss to these parties. At December 31, 2019, the Company had no accrual related to this indemnification as any loss is neither probable nor reasonably estimable.

FIRST HORIZON ADVISORS, INC.
(A Wholly Owned Subsidiary of First Horizon Bank)
Computation of Net Capital
December 31, 2019

Aggregate Indebtedness - accounts payable, accrued expenses and other	$	9,179,637
Total shareholder's equity	$	34,734,491
Less nonallowable assets:		
Securities purchased under agreement to resell with First Horizon Bank		11,844,348
Furniture, equipment, and leasehold improvements, net		4,920,025
Other nonallowable assets and deductions		4,938,753
Net capital, before haircut on securities		13,031,365
Less haircut on securities		433,690
Net capital, as defined pursuant to Rule 17a-3		12,597,675
Net capital required (calculated as 6 2/3% of Aggregate Indebtedness)		611,976
Excess net capital	$	11,985,699

Note: No material differences exist between the computation of net capital above and the computation included in the corresponding unaudited FOCUS Report X-17 A-5, Part IIA for December 31, 2019, as filed on January 23, 2020.

See accompanying report of independent registered public accounting firm.

FIRST HORIZON ADVISORS, INC.
(A Wholly Owned Subsidiary of First Horizon Bank)
Computation for Determination of Reserve Requirements Under Rule 15c 3-3
December 31, 2019

The Company clears all customer transactions through NFS on a fully disclosed basis and does not maintain customer accounts or securities. The Company is exempt from including this supplemental schedule in accordance with SEA Rule 15c 3-3:(k)(2)(i) and (k)(2)(ii).

See accompanying report of independent registered public accounting firm.

FIRST HORIZON ADVISORS, INC.
(A Wholly Owned Subsidiary of First Horizon Bank)
Information for Possession or Control Requirements Under Rule 15c 3-3
December 31, 2019

The Company clears all customer transactions through NFS on a fully disclosed basis and does not maintain customer accounts or securities. The Company is exempt from including this supplemental schedule in accordance with SEA Rule 15c 3-3:(k)(2)(i) and (k)(2)(ii).

See accompanying report of independent registered public accounting firm.



KPMG LLP
Triad Centre III
Suite 450
6070 Poplar Avenue
Memphis, TN 38119-3901

Report of Independent Registered Public Accounting Firm

The Board of Directors
First Horizon Advisors, Inc.:

We have reviewed management's statements, included in the accompanying First Horizon Advisors, Inc. Exemption Report (the Exemption Report), in which (1) First Horizon Advisors, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019, except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Memphis, Tennessee
February 27, 2020



165 Madison Avenue, 14th Floor | Memphis, TN 38103 | FirstHorizon.com

First Horizon Advisors, Inc. Exemption Report

First Horizon Advisors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 by operating pursuant SEC Rule 15c3-3(k)(2)(i), will not hold customer funds or safekeep customer securities and (k)(2)(ii), clearing all transactions on a fully disclosed basis through its clearing firm, National Financial Services LLC.

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2019 except as described below.

For the period of January 1, 2019 through December 31, 2019, 28 customer checks were forwarded to the clearing firm the day following the receipt of such checks, but were not forwarded to the clearing firm by noon due to late receipt of checks on previous day or check deposit/forwarding delays.

The following lists customer checks and securities that had not been transmitted to the clearing firm the following day due to extended check deposit/forwarding delays and/or administrative delays or as further described below:

(a) A check for $9,774.49 was received at a non-registered branch location on 01/17/19, overnighted to the home office on 01/18/19, and overnighted 01/25/19 directly to National Financial Services LLC, the Company's clearing firm.

(b) A check for $3,000 was received at the Murfreesboro # 88921 branch location 02/06/19, overnighted to the home office on 02/08/19, and was forwarded 02/11/19 to National Financial Services LLC, the Company's clearing firm.

(c) A check for $1,040.70 was received at a non-registered branch location 02/15/19 and overnighted 02/25/19 directly to National Financial Services LLC, the Company's clearing firm.

(d) Three certificates for 160 shares of The Kroger Co. were received at the Memphis # 888928 branch location on 02/22/19 and overnighted to the home office the same day. The certificates were overnighted 02/26/19 directly to National Financial Services LLC, the Company's clearing firm.

(e) One certificate for 60 shares of IBM, one certificate for 118 shares of Microsoft, four certificates for 443 shares of Aegon, six certificates for 3,179 shares of First Horizon, and four certificates for 2000 shares of Intel were received at the Cookeville # 88923 branch location on 03/25/19 and overnighted



to the home office the same day. The certificates were overnighted 03/27/19 directly to National Financial Services LLC, the Company's clearing firm.

(f) A check for $16,821.68 was received at a non-registered branch location on 04/02/19, overnighted to the home office on 04/03/19, and overnighted 04/04/19 directly to National Financial Services LLC, the Company's clearing firm.

(g) Twenty-nine certificates for 7024 shares of Valley National Bancorp were received at the Franklin # 642910 branch location on 05/01/19, overnighted to the home office on 05/02/19, and overnighted 05/03/19 directly to National Financial Services LLC, the Company's clearing firm.

(h) One certificate for 40 shares of Lowe's Companies, Inc. was received at the Winston Salem # 439819 branch location on 08/09/19 and forwarded to the home office the same day. The shares were overnighted on 08/14/19 directly to National Financial Services LLC, the Company's clearing firm.

(i) A check for $10,000 was received at the Brentwood # 664584 branch location on 08/22/19 and forwarded on 08/26/19 to National Financial Services LLC, the Company's clearing firm.

(j) A check for $49,071.77 was received at a non-registered branch location on 10/10/19 and overnighted to the home office the same day. The check was overnighted on 10/15/19 directly to National Financial Services LLC, the Company's clearing firm.

First Horizon Advisors, Inc.
I, Mims Clayton, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Title: President
February 27, 2020